Exhibit 4.3
Matching Program
2011 Cycle
Rewarding the Sustainable Performance
March 2011
This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Important Notice: Participation in this program is completely optional for all eligible employees. Participants are advised that the purchase of publicly traded shares is a speculative investment that is subject to several risks such as capital market volatility, share liquidity and oscillation of the share price. These risks may result in investment losses. Vale does not represent or warranty the security of any share purchases made by eligible employees through this program.
The purchase of shares through this program, matching rewards and/or disposition of such shares may have tax consequences, including capital gains and losses, for a participant. Please note that the tax treatment of capital gains or losses on shares purchased and/or awarded through this program is dynamic due to the personal financial circumstances of a participant and the taxation rules of the applicable jurisdiction, which may change from time to time. Accordingly, the Human Resources Centers will endeavour to provide generic and non-exhaustive information on the tax consequences of participation in this program, but all participants shall be responsible for evaluating their own specific individual financial situation, as well as consulting their own tax expert or other independent professional advisor when electing to participate in this program.

Table of Contents

I.	Purpose	2

II.	Eligibility	3

III.	Matching	4

	a) Acquisition Criteria of Shares	4

	b) Acquisition of Shares	5

	c) Dividends and Interests	5

	d) Matching of Shares	6

	e) Special Conditions	7

IV.	Timetable	9

	a) Enrollment to the Program and Opening of Account	9

	b) Wire of Funds to Shares Acquisition	10

	c) Acquisition of Shares	10

V.	Questions & Answers	11

VI.	Glossary	14

	Appendix	16

I. Purpose
The purpose of Vale’s Matching Program is to establish a reward mechanism for employees with a view to:
▪	Encouraging employee “ownership”;

▪	Raising attraction and retention capacity of Employees by Vale;

▪	Reinforcing the sustainable performance culture.
General Information
The following rules are exclusively valid for the 2011 Matching Program cycle; Entitlement to stock matching awards under this program shall be based on the employee’s performance in 2010.
The 2011 Matching Program term shall commence on April 4th, 2011 and end on April 3rd, 2014.
The implementation of the 2011 Matching Program is a one-time discretionary benefit and Vale reserves its right to unilaterally alter, amend, change or modify the formula utilized to calculate the matching benefit awards, or to eliminate the Matching Program benefit, in whole or in part, at any time in subsequent years, with or without prior notice.
For greater clarity, employee’s participation in the 2011 Matching Program shall not generate an expectation of future entitlement, as Vale is not obliged to implement the Matching Program in the years to come.

II. Eligibility
Employees who meet all of the following conditions are eligible to participate in the Matching Program:
1.	Employees of Vale in the following positions, as based on the December 2010 corporate structure:[1]
i.	CEO (L7);

ii.	Executive Officer (L6);

iii.	Officer (L5);

iv.	Department Officer (L4), Technical Officer (TM);

v.	General Manager (L3), Senior Technical Manager (TS);

vi.	Manager (L2), Technical Manager (TT);

vii.	Project Leaders (PE, PS and PL).
2.	Have received the short-term incentive (AIP-Annual Incentive Plan) award related to the 2010 performance cycle;

3.	Be an active employee of Vale or an approved participant subsidiary (Appendix), on the acquisition date of shares;

4.	Having been positioned in the Career and Succession matrix in the quadrants eligible for participation in the Matching Program.

5.	Having sent the transference receipt of the amount due to Vale’s designed bank account in each country

6.	Be in accordance by sending the Term of Enrollment signed within the deadline established.

[1]	Given that titles differ within each level according to the local market of each operating company, please confirm with your Local Human Resources or Global Compensation Team your eligibility to participate in the Matching Program. In order to be eligible the employee must have occupied one of the above noted positions in paragraph 1 as of December 31st 2010.

III. Matching
Employees eligible to participate in the Program may acquire Vale preferred shares, according to the criteria defined below, and shall be entitled, at the expiry of the term of the program, to a reward that matches on a one to one basis (1:1) the number of shares purchased by the Employee, provided that such shares are owned and retained in whole by the Employee for the entirety of term of the Matching Program.
a) Acquisition Criteria of Shares
Participation in the program is completely optional and will be based on employees’ position in the quadrants as per the Career & Succession matrix:
Participation Options
(% of net amount received as short-term incentive — AIP- award payable for 2010 to acquire Vale shares)

➢	50%
- Employee must be identified on cluster 1
- Employee must be among the 30% top ranked within his/her level within his/her Executive Director’s areas.

➢	30%
- Employee must be identified on cluster 1 (below the 30% top ranked) or on cluster 2

➢	Not eligible
- Employees identified on cluster 3
Although eligible to participate in the Program, the employees shall observe and comply rigorously with the established schedule, in order to be entitled to the Matching.

b) Acquisition of Shares
Vale is responsible for the definition and contracting of the brokerage firm that shall perform the opening of accounts, purchases and custody of shares and monitoring the balances of the employees until the end of the cycle. In addition to that, the Company shall also undertake, at the contracted brokerage firms, the expenses related to these provided services during the cycle.
▪	For the Employees receiving short-term incentive (AIP) in Brazil, a brokerage firm in Brazil will acquire the shares (VALE5) at BM&FBOVESPA and monitor the accounts.

▪	For the Employees receiving short-term incentive (AIP) outside Brazil, a brokerage firm in USA will acquire the ADR’s (American Depositary Receipt) of Vale shares (VALE.PR) at the New York Stock Exchange (NYSE) and monitor the accounts.

▪	For Employees under long-term international assignments or transferred to other countries, if the largest part of the AIP is paid in Brazil, the brokerage firm in Brazil will be used and if the larger AIP portion is received outside Brazil, the brokerage firm in USA will be used.
To purchase the shares and to be entitled to the Program, the Employee shall provide the documentation required to open the account to the brokerage firm, according to the established schedule contained in this document. Once the account is opened and the funds received, the brokerage firm shall perform the acquisition of shares at market prices on April 4th.
c) Dividends and Interests
In case of statement of dividends and/or interests by Vale:
▪	The Employees that use brokerage firm in Brazil will have their funds deposited in their bank account.

▪	The Employees that use brokerage firm in USA may choose to deposit these amounts in the bank account of their choice or to use the funds for automatic reinvestment in new Vale shares.
However, Vale shares acquired with the amounts received as dividends and/or interests shall not be considered for the Matching Program and, as a consequence,

shall not increase the shares balance to be contemplated by the Program at the end of the cycle.
d) Matching of Shares
During the term of the Matching Program, participating Employees have the right to sell all or part of the shares purchased through this program.. The Employee shall forfeit the right to the share Matching reward offered by Vale on all shares sold prior to the expiry of the term of the program, being April 3rd, 2014, and shall also be responsible for any costs arising from such sale.
At the end of the cycle, that is, three years after the acquisition of shares, Vale shall check the Employees’ balances with the brokerage firms. Those who have not sold any of the acquired shares in the beginning of the cycle shall be eligible to the Matching reward receipt.
Example: Employee eligible to have 30% or 50% of the net value of its short-term incentive (AIP).
Moment I (cycle starts)
▪	Net value received related to 2010 AIP = $100,000.00

▪	Percentage chosen by the Employee to purchase the shares = 50% = $50,000.00

▪	Hypothetical share price on the acquisition date = $25.00

▪	# of acquired shares = 2,000
Moment II (cycle ends)
▪	3 years after the acquisition of shares, the brokerage firm informs Vale that the Employee did not sell any of the shares acquired in the beginning of the cycle. Thus, the Employee is eligible to the Matching.

▪	# of shares acquired by the Employee and kept for three years = 2,000

▪	Number of Matching shares = 2,000

Employee’s balance in the end of the Matching = equivalent to 4,000 shares (double of initial balance)

e) Special Conditions
I. Termination of Employment
The conditions below define what shall happen in the case of the following employment related events:
▪	Resignation: An Employee shall not be eligible to the Matching reward if he or she resigns his or her employment and such resignation is effective during the term of the Matching Program. However, the Employee may sell or keep the shares that were acquired with his/her funds. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the effective date of resignation.

▪	Dismissal by Vale (Without Cause): An employee dismissed without just cause during the term of the Matching Program may sell or keep the shares acquired with his/her own funds and the Matching reward entitlement shall be prorated for the period of time from the commencement of the Matching Program cycle. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the resignation date.

▪	Dismissal by Vale (For Cause): An employee dismissed for just cause during the term of the Matching Program may sell or keep the shares acquired with his/her own funds, but shall not be entitled to any Matching reward from Vale. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the date of termination.

▪	Death or permanent disability: In the event of death or the employee becoming permanently disabled during the term of the Matching Program, the employee or his/her legal heirs may sell or keep the shares acquired with his/her own funds and shall receive the full Matching reward value upon death/disability date. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the date of death or permanent disability.

▪	Change of Control: An employee dismissed without just cause following a Change of Control event may sell or keep the shares acquired with his/her own funds and the Matching reward entitlement shall be prorated for the number of months he/she participated in the Matching Program, to the date that the Change of Control occurs. Administration costs of the fund, where applicable, will be the responsibility of the individual as of the date that the Change of Control occurs.
For special conditions in which the Employee is eligible to receive a proportional or full Matching reward, the Vale share price for such a reward, which shall be paid in cash, shall be calculated based on the average share closing price over the 30 days prior to the termination date.
II. Recent Hires or Promotions
For this cycle, the cases of those who have been recently hired, promoted or laterally shifted, will be treated as follows:

#	Situation	Position
1	Promoted to L2/TT, L3/TS, L4/TM, after June, 1st, 2010.	Eligible as Cluster 2.
2	New Employees, hired after June 1st, 2010.	Eligible as Cluster 2.
4	Lateral shifts of L2 and above.	Eligible in the quadrant of the cycle prior to the shift.
III. Participation Subject to Analysis
The Employee’s participation in the scenarios below shall be defined case-by-case by the Matching Management Committee:
▪	Those on a statutory leave of absence, such as sick leave, maternity leave, etc.; eligibility to participate in the Matching Program and entitlement to any Matching rewards under the program shall be assessed according to the applicable labor, employment and social security laws of the jurisdiction in which the employee is employed;

▪	Those on non-remunerated leave;

▪	Other situation not provided above.

IV. Timetable
In order to be eligible to participate in the Program, the employee shall observe the schedule below.
Summary:

Date	Event
Until March 21st, 2011	Deadline to send the form and documents to open the bank account in brokerage firm — new participants (Brazil and abroad)

Until March 21st, 2011	Deadline to send to local HR the enrollment form signed (Brazil and abroad)

From March 21st to 28th , 2011	Deposit of funds in the Vale bank account designated by each country.

April 4th,2011	Acquisition of Shares
a) Enrollment to the Program and Opening of Account
The enrollment to the Program assumes the forwarding of the “Enrollment Form” (totally filled in and signed) and the documents necessary to open the account. In the Enrollment Form, the Employee shall opt for the percentage applicable to its reward range.
If the Employee has participated in the last Matching cycle and already has an account for this purpose in the brokerage defined by Vale and if for this cycle he is still eligible to use the same brokerage, it will not be necessary to open a new account.
For those who do not meet the condition described above, please refer to the documents below:
1.	Employees receiving short-term incentive (AIP) award in Brazil shall fill in the form of the brokerage firm in Brazil. Along with the completed form, the Employee shall send, to its Human Resources Representative, a copy of the following documents: ID card, CPF (Individual Taxpayer’s Roll) and proof of residence. Doubts related to the brokerage form and documentation can be sorted out through your local HR.

2.	Employees receiving short-term incentive (AIP) award outside Brazil (including those on international assignments) shall fill in and send

(electronically) the scanned form. After sending the form, the Employee shall send, to its HR Center, the original one. Questions related to the brokerage form and documentation can be sorted out through your local HR.
b) Wire of Funds to Shares Acquisition
After the enrollment, each employee shall transfer the funds according to his/her investment option, into a bank account designated by Vale, in each country. The funds will be remitted by wire transfer directed by Vale to the brokerage firms for the shares acquisition
c) Acquisition of Shares
Date of Shares Acquisition: April 4th2011.
On the determined date, the brokerage firms shall purchase, at market value, the shares related to the Employees’ investment. The number of shares shall be allocated to each participant proportionally to their investment by the average acquisition price of the whole shares.
As soon as the shares have been purchased, the Employees will receive from the brokerage a communication: share price of the purchase, shares balance, site address, login and password (for online consultation).

V. Questions & Answers
1. Who shall I contact to perform the purchase of shares and which documents shall be necessary to carry out this operation?
You shall contact your Local Human Resources Representative that is responsible for intermediating the opening of your account at the brokerage firm identified for your situation.
2. The percentage used for the purchase of shares shall be calculated on the net or gross amount of the short-term incentive (AIP) referent to 2010?
The percentage to be used by the Employee for the purchase of shares shall be calculated on the net amount of the short-term incentive (AIP) award referent to 2010.
3. If I am promoted before or after the purchase of shares, what shall happen?
The positions occupied on December 31st 2010 shall be used as reference. Thus, promotions and admissions after such date shall not have effect on the reward program.
4. Which are the starting and end dates of the Matching cycle?
The 2011 cycle starts on April 4th , 2011 and ends on April 3rd , 2014.
5. If I resign during the cycle, what shall my entitlement be?
If the Employee resigns from Vale voluntarily, he/she may sell or keep the shares that were acquired with his/her own funds, but shall not be eligible for any Matching reward. After resignation, the employee shall be responsible for any costs he/she may incur in the administration and or disposition of the shares by the broker, if any.
6. If I am terminated during the cycle, what shall my entitlement be?
The Employee terminated without just cause may sell or keep the shares acquired with its own funds and shall receive the prorated Matching value, according to the Program rules, based on the number of months he/she participated in the Matching

Program up to the termination date. A terminated employee shall be responsible for any costs he/she may incur in the administration and or disposition of the shares by the broker, if any.
7. Shall I receive the Matching in cash or shares?
Vale will determine the form of payment at the time of payout at its discretion. However, the total payment at the time the matching is due, will be equivalent to the amount of shares initially purchased in the program.
8. Can I purchase more shares with the amount that I shall receive as dividends and/or interests?
Each brokerage has a different process, enabling purchase preferred shares with the amount received as dividends or making a deposit in the specified bank account. However, this shall not be considered for the Matching Program.
9. Can I acquire additional shares in the account opened for the Matching?
No. Only automatic investments made with amounts received as dividends and/or interests shall be performed. The Matching account shall be blocked for other shares acquisitions.
10. In case of deployment/split of shares, how will the Matching be calculated?
In case of share deployment/split, the number of shares to be received shall also be adjusted in order to reflect the eventual deployment/split.
11. If the amount sent to the brokerage cannot buy a whole number of shares, what should happen?
For the Employees that acquire shares at BM&FBOVESPA, the brokerage in Brazil will purchase the largest number of whole shares and the remaining funds shall be wired to the Employee bank account as informed in the opening account form. For the Employees that acquire shares at NYSE, the brokerage in USA has a procedure that allows the purchase of a factionary number of shares, therefore, no remaining funds will be returned.

Example:
a) Employee that has acquired shares at BM&FBOVESPA.
Funds remitted = $50,020.00
Hypothetical share price = $25.00
Number of shares purchased = 2,000
Remaining funds to be wired to the Employee’s bank account = $20.00
b) Employee that has acquired Vale ADR’s at NYSE.
Funds remitted = $25,020.00
Hypothetical share price = $12.50
Number of shares purchased = 2,001.60
12. And if I sell all or part of the shares before the cycle ends?
This reward was designed with the purpose of promoting ownership and vision among Vale Employees. Thus, the Company expects from participants, a shareowner attitude (that is, from that who shall have share ownership for a certain period for believing in the Company growth capacity) and not only a shareholder one (that is, that who temporarily owns the share, until it finds the adequate moment to sell it). For such reason, if you sell all or part of the shares acquired prior to the end of the cycle, you shall not receive any Matching reward amount, and any costs arising from the sale or custody by the broker of such shares shall be the sole responsibility of the Employee.

VI. Glossary
Employees: Vale employees or subsidiaries approved (Appendix), who fill the positions eligible to participate in this program
Matching Cycle: The 2011 cycle starts on March 1st, 2011 and ends 36 months after.
Brokerage Firm: Firm that shall perform the opening of the account, share custody and purchase and monitoring of the Employees’ balance.
Short-term incentive (AIP — Annual Incentive Plan): Company Program, from which its employees receive, according to the performance combination of the Company, of the Department and Individual, an amount as participation in the Company profits referent to the year considered as time interval for the performance evaluations.
Matching Management Committee: Committee composed by the CFO and the HR and Corporate Services Officer. This committee is responsible for the decision-making related to the Matching reward program in situations not covered in this document.
BM&FBOVESPA: São Paulo Stock Exchange (www.bmfBM&FBOVESPA.com.br).
NYSE: New York Stock Exchange (www.nyse.com).
ADR’s (American Depositary Receipt): They represent the ownership of shares from foreign companies negotiated in the US financial market. ADR’s allow to foreign investors residing in the US the purchase of shares from foreign companies without remitting funds abroad. ADR’s have their value determined by the US dollar; their dividends are paid through the same currency and can be negotiated as US companies shares.

Career and Succession Matrix: Tool used by Vale to classify its employees according to the evaluation of the latter regarding the performance and competences observed throughout one year.
Dividends: They are payments made by the companies to the owners of their shares. When a company obtains profits, these can be managed mainly by two manners: reinvested in the own company (also called retained earnings) or paid to the shareholders as dividends.
Interests: It is a remuneration system to the shareholder alternative to the payment of dividends. The difference lays on the tax effect of this measure, which is entitled to some deductibility for the company in the calculation of its income tax.

APPENDIX
Subsidiaries Approved for the 2011 Matching Program.

BRAZIL
VALE	CPBS
FRDSA	Mineração Corumbá
FVRD	Salobo Metais
FCA	Vale Fosfatado
Instituto Tecnológico Vale (L3 e acima)	Vale Fertilizantes (L3 e acima)
Urucum	Vale Óleo e Gás
Vale Manganês	FNS

ABROAD
Vale Manganese Norway	Rio Doce Guine
RDAsia Shanghai	RDI India
Vale Minerals Shanghai	Vale Exploration Australia
Vale International Korea (Seul)	Vale Exploration Mozambique
Valeserve Malaysia Sdn. Bhd.	Vale Singapore
Vale Manganese France	Vale Philippines
Vale Exploration (Peru)	Vale Congo
Tres Valles Project	Potassio Rio Colorado (Argentina)
Vale Exploration Chile	Gevale (Angola)
Vale Colombia (Coal Operations)	MRK (Cazaquistao)
Vale Exploration Argentina (Argentina)	Vale Exploration Indonesia
Tethys Mining LLC (Mongólia)	Exploration Eurasia
Vale Moçambique	Vale Exploration Oman
Vale South Africa Limited.	Vale Exploration China
Bayovar (Peru)	Vale Exploration Canada
Vale Internacional S.A (Suíca)	Vale Logística Argentina
Vale Inco	Porto San Nicolás (Argentina)
Vale Asia K.K.(Japan)	Transbarge Navegación (Paraguai)
Vale Australia	Vale Oman
Vale Coal Colombia	Vale Cazaquistão